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                                                                      EXHIBIT 12

The following table presents the calculations of ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown.


                          IMPAC MORTGAGE HOLDINGS, INC.
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                          (dollar amounts in thousands)


                                                  For the Nine
                                                  Months Ended,
                                                  September 30,
                                                      2001           2000        1999        1998       1997        1996
                                                ----------------  ----------  ----------  ----------  ---------  ----------

Net earnings (loss)                                  18,217        (54,233)      22,317     (5,933)    (16,029)    11,879

Add: Fixed charges                                   86,030        125,019       91,074    128,190      84,195     44,203

Net earnings (loss) plus fixed charges (1)          104,247         70,787      113,391    122,257      68,166     56,082

Fixed charges                                        86,030        125,019       91,074    128,190      84,195     44,203

Preferred stock dividends                             1,575          3,150        3,290          -           -          -

Total fixed charges and preferred stock
   dividends                                         87,605        128,169       94,364    128,190      84,195     44,203

Ratio of earnings to fixed charges                    1.21x          0.57x (2)    1.25x      0.95x (3)   0.81x (4)  1.27x

Ratio of earnings to combined fixed
   charges and preferred dividends                    1.19x          0.55x (2)    1.20x      0.95x (3)   0.81x (4)  1.27x
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(1) Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense deemed to represent the interest factor.
(2) Earnings were insufficient to cover fixed charges. The amount of the coverage deficiency for the year ended December 31, 2000 was $54.2 million, which represented the Company's net loss. The net loss included non-recurring, non-cash accounting charges of $68.9 million.
(3) Earnings were insufficient to cover fixed charges. The amount of the coverage deficiency for the year ended December 31, 1998 was $5.9 million, which represented the Company's net loss. There were no preferred stock dividends due or paid during the year ended December 31, 1998.
(4) Earnings were insufficient to cover fixed charges. The amount of the coverage deficiency for the year ended December 31, 1997 was $16.0 million, which represented the Company's net loss. The net loss included a non-recurring, non-cash accounting charge of $44.4 million. There were no preferred stock dividends due or paid during the year ended December 31,
    1997.